Exhibit 4.2

Amendment to the Philadelphia Consolidated Holding Corp.
Employees’ Stock Option Plan
(effective March 24, 2004)

     WHEREAS, the Board of Directors (the “Board”) of Philadelphia Consolidated Holding Corp., a Pennsylvania corporation (the “Company”) has determined to amend certain provisions of the Philadelphia Consolidated Holding Corp. Employees’ Stock Option Plan (the “Plan”) in order to increase the number of shares available for the grant of options under the Plan; and

     WHEREAS, the Board is authorized to amend the Plan, at its discretion, from time to time pursuant to Section 6 of the Plan.

     NOW, THEREFORE, the Plan is hereby amended, effective as of March 24, 2004, and subject to approval of such amendment by the Company’s shareholders, as follows:

     1. The first paragraph of Section 4 of the Plan is hereby amended to read, in its entirety as follows:

     “4. Stock Subject to Options. Subject to adjustment in accordance with paragraph 12, options to purchase a total of 5,500,000 shares of Common Stock (taking into account options previously granted under this Plan prior to this amendment and restatement) are authorized for issuance under this Plan. If, and to the extent that, stock options granted under this Plan (“Options”) terminate or expire without the Options being exercised, new options may be granted with respect to the shares covered by such terminated or expired Options provided that the granting and terms of such new Options shall in all respects comply with the provision of this Plan.”

     2. In all other respects, the Plan is hereby ratified and confirmed.